650 Page Mill Road
Palo Alto, CA 94304-1050

PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

March 16, 2009

VIA EDGAR AND FACSIMILE

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sanmina-SCI Corporation
Form 10-K For Fiscal Year Ended September 27, 2008
Filed November 24, 2008
Form 8-K
Filed on January 21, 2009
Commission File Number 000-21272

Dear Mr. Wilson:

On behalf of Sanmina-SCI Corporation (the “Company”), I refer to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 4, 2009 relating to the above-referenced annual report on Form 10-K and current report on Form 8-K (the “Letter”) and my telephone conversation with Evan Jacobson of the Staff on March 13, 2009 regarding the Company’s request for an extension of the due date for responding to the Letter.  The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Comment Letter.  The Company intends to submit a response to the Comment Letter on or before April 15, 2009.

Please direct any questions or comments regarding this letter to the undersigned at (650) 565-3925 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Layman
Jon Layman

cc:	Michael Tyler
Executive Vice President, General Counsel and Corporate Secretary

Christopher K. Sadeghian
Vice President, Corporate Securities and Assistant General Counsel
Sanmina-SCI Corporation